May 14, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on May 11, 2007 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 5 to the Registration Statement ("Amendment No. 5"), originally filed on November 9, 2006, amended on February 8, 2007, further amended on March 23, 2007, further amended on April 20, 2007, and further amended on May 4, 2007, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 5. We are providing to you under separate cover three copies of Amendment No. 5, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from Amendment No. 4 filed on May 4, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

  1.
  We note your response to comment three of our letter dated May 3, 2007. Please revise to clarify in what way the 30% conversion feature makes your offering more "competitive" with other offerings by blank check companies. Address the purpose of SPAC conversion features to the extent they are meant to furnish investors with greater influence regarding the proposed business transaction or provide them with more protection against a proposed transaction that they do not deem acceptable.

In response to the Commission's comment, we have modified the disclosure on page 11 of Amendment No. 5 to remove the statement that the 30% conversion threshold has been established to make this offering "competitive" with other blank check offerings. The disclosure has been modified to state that the Company's rationale for establishing a 30% threshold is consistent with current market trends in blank check offerings, as indicated in recent filings with the Commission.

  2.
  In addition, please clarify your statement that the 30% conversion feature is "consistent" with other filings given your statement that the 20% threshold is "more typical" in SPAC offerings. Advise us in quantified terms how many offerings include the 20% threshold compared to higher thresholds.

In response to the Commission's comment, we have modified the disclosure on page 11 of Amendment No. 5 in order to distinguish the recent trend to use a conversion threshold above 20% and the historical threshold. Historically, blank check offerings have had a 20% conversion threshold. However, many recent offerings have had conversion thresholds above 20%. Year to date 2007, there have been 22 blank check company initial public offerings that have gone effective. Of these 22 blank check companies, nine have had conversion thresholds above 20% and 13 have had conversion thresholds of 20%. Prior to 2007, only one blank check company had completed its initial public offering with a conversion threshold above 20%.

  3.
  We note your response to comment four of our letter dated May 3, 2007 and the revision on page 28 that based on an assumed interest rate, if you consummate a business combination within approximately nine months after the offering, a stockholder will not receive a full return of his investment by converting. Please revise to clarify whether there is a possibility that converting shareholders could receive equal to or more than the full invested amount if the vote were to take place after nine months.

In response to the Commission's comment, we have modified the disclosure on page 27 of Amendment No. 5.

  4.
  We note the additional disclosure concerning Mr. O'Leary, Technip and an unnamed energy company. It appears that his affiliation with those companies occurred after yours. With a view toward disclosure, advise us why the other companies would receive priority with respect to business opportunities.

In response to the Commission's comment, we have modified the disclosure on page 37. After Mr. O'Leary notified us of his appointment to the board of Technip and his potential opportunity with an energy services group with whom he is in discussions, he offered to resign as a director of Vantage in order to avoid possible conflicts of interest with us. In connection with Mr. O'Leary's new position at Technip, and along with his potential position at the energy services group, should he proceed with such opportunity, he indicated to Vantage that he would first show any new business opportunity to Technip or to the energy services group, and not to us. In order to retain Mr. O'Leary as a board member, and notwithstanding any conflicts that may arise, we have agreed with Mr. O'Leary that the other companies would receive priority with respect to presentment of business opportunities.

  5.
  We note your response to comment 13. You state on page 100 that you do not believe there will be any conflicts between you and the entities to which Mr. Estrada, Mr. Guiscardo and Mr. O'Leary owe fiduciary duties because of "the size and nature of the business combinations that we would seek." It is still unclear if your belief is based on the view that these entities' potential acquisitions would be significantly larger or smaller than the one to be proposed by Vantage. Please revise to clarify.

In response to the Commission's comment, we have modified the disclosure on page 100 of Amendment No. 5.

  6.
  We note your response to comment eight. Your revised disclosure on page 71 suggests that up to 2005 Mr. Bragg supervised transactions, the "value of which were of sizes larger than those contemplated by this prospectus." It is unclear why the disclosure of previous experience in this section does not reflect transactions up to 2005 and involving Mr. Bragg. It is unclear if the reason is that Mr. Bragg did not have primary responsibility for identifying, structuring and negotiating any such transactions. Revise accordingly.

In response to the Commission's comment, we have modified the disclosure on pages 70-71 and 94-95 of Amendment No. 5.

  7.
  We note that you will file revised letter agreements. We also note that you will file the legal opinion. Please file them so that we may have sufficient time for review. Also, please confirm that Mr. Bragg's agreement to assume personally the responsibility for the balance of the lease payments will be reflected in his letter agreement.

In response to the Commission's comment, we have filed revised letter agreements as exhibits 10.4 through 10.9, and also the legal opinion as exhibit 5.1, to Amendment No. 5. Please be advised that Section 11 on the third page of Mr. Bragg's letter agreement contains Mr. Bragg's obligation to assume personally the responsibility for the balance of the lease payments.

If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 839-8854 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ PAUL A. BRAGG Paul A. Bragg Chief Executive Officer
cc:	Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Chris Celano, Esq. Gregg A. Noel, Esq. Thomas J. Ivey, Esq. Paul Davis, Esq. Mark Anderson Stan Budeshtsky